UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               TheStreet.com, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    88368Q103
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                          40 Fulton Street, 24th Floor
                               New York, NY 10038
                            Tel. No.: (212) 587-2900
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 15, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                              PAGE 1 OF 12 PAGES
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                                  SCHEDULE 13D

CUSIP No. 88368Q103                                           Page 2 of 12 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James J. Cramer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                                7         SOLE VOTING POWER

           NUMBER OF                      3,210,118
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          3,210,118

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,210,118

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.1%

14        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 88368Q103                                           Page 3 of 12 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cramer Partners, L.L.C.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION



                                7         SOLE VOTING POWER

           NUMBER OF                      2,519,620
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          2,519,620

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,519,620

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.3%

14        TYPE OF REPORTING PERSON

          OO

CUSIP No.  88368Q103
           ---------

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the Common Stock (the "Common Stock"), par value $.01 per share of TheStreet.com, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at Two Rector Street, New York, NY 10006. The 3,210,118 shares of Common Stock to which this statement relates are referred to herein as the "Shares."

Item 2.  Identity and Background.

         This statement on Schedule 13D is being filed by James J. Cramer and Cramer Partners, L.L.C., a Delaware limited liability company (the "LLC" and together with James J. Cramer, the "Reporting Persons"). A copy of the Joint Filing Agreement among the Reporting Persons is annexed hereto as Exhibit A.

         The address of the principal business and principal office of the LLC is 40 Fulton Street, 24th Floor, New York, New York 10038. James J. Cramer is the manager of the LLC. The business address of James Cramer is 40 Fulton Street, 24th Floor, New York, New York 10038. The present principal occupation or employment of James Cramer is President of J.J. Cramer & Co. (the "Manager"), a Delaware corporation and the investment advisor to and manager of Cramer Partners, L.P., a Delaware limited partnership (the "Partnership"). The general partner of the Partnership is Cramer Capital Corporation, a Delaware corporation wholly owned by James Cramer. Mr. Cramer is also a director of the Company.

                                                              PAGE 4 OF 12 PAGES
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CUSIP No.  88368Q103
           ---------

         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. James Cramer is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Shares were acquired as follows: 3,085,118 Shares were purchased with Mr. Cramer's personal funds prior to the initial public offering of the Company in private financings which took place in May and December of 1998. Of these Shares, 2,695,727 were originally Common Stock, 322,725 Shares were converted into Common Stock from the Company's Series A 9 1/2 Cumulative Preferred Stock, Series B 9 1/2 Cumulative Preferred Stock and Series C Preferred Stock immediately after the Company's initial public offering, and 66,666 Shares were acquired on May 10, 1999 pursuant to the exercise of certain stock options previously granted to James Cramer.

         The remaining 125,000 Shares were purchased with the personal funds of the Partnership in the amount of $2,112,413.36.

                                                              PAGE 5 OF 12 PAGES
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CUSIP No.  88368Q103
           ---------

Item 4.  Purpose of Transaction.

         The Shares were acquired for investment purposes. The Reporting Persons may consider making additional purchases of equity securities of the Company in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Persons may sell all or a portion of their Shares in open-market or private transactions, depending upon prevailing market conditions and other factors.

         Except as indicated above, the Reporting Persons, including James Cramer in his individual capacity, have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs
(a) through (j) of Item 4 of this Form. Notwithstanding the above, Mr. James Cramer may, in his capacity as a director of the Company, have plans or proposals relating to items (a) through (j) of Item 4 of this Form and to such extent Mr. Cramer declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his status as a shareholder instead of a director.

Item 5.  Interest in Securities of the Issuer.

(a) This statement on Schedule 13D relates to the Shares beneficially owned by the Reporting Persons, which constitute approximately 13.1% of the issued and outstanding shares of the Company. Specifically, James Cramer and the LLC beneficially own 13.1% and

                                                              PAGE 6 OF 12 PAGES
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CUSIP No.  88368Q103
           ---------

         10.3% of the issued and outstanding shares of the Company, respectively.

(b) The LLC has sole voting and dispositive power with respect to 2,519,620 Shares. James Cramer has sole voting and dispositive power with respect to: (a) 2,519,620 Shares directly owned by the LLC, by virtue of his position as manager of the LLC, (b) 232,071 Shares directly owned by a trust for his benefit (the "Trust"), of which he acts as trustee, (c) 333,427 Shares held directly by him and (d) 125,000 Shares held directly by the Partnership.

(c) Within the past sixty days, the Reporting Persons purchased or otherwise acquired Shares on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. Except where as noted, all of such purchases were made by the Partnership on the open market.

(d)      Not applicable.

(e)      Not applicable.

                                                              PAGE 7 OF 12 PAGES
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CUSIP No.  88368Q103
           ---------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As discussed in Item 2 above, the Manager acts as investment adviser to the Partnership. James Cramer is the president of the Manager, the manager of the LLC and the trustee of the Trust.

         James Cramer and the Company entered into an employment agreement in February 1999 pursuant to which he was granted an option to purchase 333,333 shares of common stock at an exercise price of $3.00 per share. The option becomes exercisable at a rate of 25% annually commencing in February 2000. The shares underlying the option have not been included in the Shares reported in this statement.

         On June 17, 1999, James Cramer was granted an option by the Company to purchase 7,500 shares of Common Stock at $25.81 per share. The option is exercisable beginning May 10, 2000. The shares underlying the option have not been included in the Shares reported in this statement.

         Except as set forth above, there exist no contracts, arrangements, understandings or relationships legal or otherwise among the persons named in
Item 2 and between such persons and any persons with respect to any securities of the Company, including, but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                                              PAGE 8 OF 12 PAGES
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CUSIP No.  88368Q103
           ---------

Item 7.  Material to Be Filed as Exhibits.

         Exhibit A        Joint Filing Agreement

         Exhibit B        Transactions in Common Stock Within Past 60 Days

         Exhibit C        Employment Agreement between the Company and James
                          Cramer dated February 22, 1999 (incorporated by reference to Exhibit 10.6 to the Registration
                          Statement on Form S-1 of TheStreet.com, Inc.
                          (Registration No. 333-72799).

                                                              PAGE 9 OF 12 PAGES
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CUSIP No.  88368Q103
           ---------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 1999

                                            /s/ James J. Cramer
                                            -------------------
                                            James J. Cramer


                                            CRAMER PARTNERS, L.L.C.

                                            By: /s/ James J. Cramer
                                            -----------------------
                                            Name:  James J. Cramer
                                            Title: Manager

                                                             PAGE 10 OF 12 PAGES
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CUSIP No.  88368Q103
           ---------

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below each hereby agrees that the Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of the Common Stock of the Company is filed jointly on behalf of each such person.

 Dated: November 16, 1999

                                            /s/ James J. Cramer
                                            -------------------
                                            James J. Cramer


                                            CRAMER PARTNERS, L.L.C.

                                            By: /s/ James J. Cramer
                                            -----------------------
                                            Name:  James J. Cramer
                                            Title: Manager

                                                             PAGE 11 OF 12 PAGES
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CUSIP No.  88368Q103
           ---------

                                    EXHIBIT B

                   Transactions in Common Stock of The Company
                           Within the Last Sixty Days


                        No. of Shares
Trade Dates            Purchased/Sold             Cost Per Share          Type
-----------            --------------             --------------          ----
  11/8/99                   5,000                     14.250               P
  11/8/99                  16,400                     14.555               P
  11/9/99                  15,000                     14.979               P
  11/15/99                 25,000                     14.775               P

                                                             PAGE 12 OF 12 PAGES